# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Li-Cycle Holdings Corp., CIK 0001828811
CUSIP: 50202P105
Title of class of securities: Common shares, without par value
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario, Canada (Federal Level) (Z4), M5J 1A7
Date of event which requires filing of this statement: 01/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001451531

## Reporting persons
- Spring Creek Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 6,720; shared voting power 0; sole dispositive power 6,720; shared dispositive power 0; aggregate amount beneficially owned 6,720 (0.02% of the class)
  Comment: The percentage reflected in Row 11 in the table above is calculated using 35,603,217 common shares, no par value (the "Public Shares"), of Li-Cycle Holdings Corp., an Ontario corporation (the "Issuer"), outstanding as of January 16, 2025, as provided to the Reporting Persons (as defined below) by the Issuer.
- Wood River Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,976,654; shared voting power 0; sole dispositive power 1,976,654; shared dispositive power 0; aggregate amount beneficially owned 1,976,654 (5.26% of the class)
  Comment: The shares reported in Rows 5, 7 and 9 in the table above represent 1,976,654 Public Shares which may be issuable to Wood River Capital, LLC ("Wood River") upon conversion of the unsecured convertible note issued in the original principal amount of $100,000,000 pursuant to that certain Note Purchase Agreement (the "Note Purchase Agreement")
  entered into on September 29, 2021, between the Issuer and Spring Creek Capital, LLC ("Spring Creek") (together with subsequently issued unsecured convertible notes under the Note Purchase Agreement, the "Convertible Notes") based on the outstanding principal amount of $133,760,217, as of December 31, 2024, without giving effect to accrued and unpaid interest, which may be payable in-kind at the Issuer's option at subsequent semi-annual interest payment dates.
  
  The percentage reflected in Row 11 in the table above is calculated using 37,579,871 Public Shares deemed outstanding as of January 16, 2025, including (i) 35,603,217 Public Shares outstanding as of January 16, 2025, as provided to the Reporting Persons (as defined below) by the Issuer, and (ii) 1,976,654 Public Shares issuable upon conversion of the Convertible Notes.
- Koch, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); sole voting power 1,983,374; shared voting power 0; sole dispositive power 1,983,374; shared dispositive power 0; aggregate amount beneficially owned 1,983,374 (5.28% of the class)
  Comment: The shares reported in Rows 5, 7 and 9 in the table above represent (i) 1,976,654 Public Shares issuable upon conversion of the Convertible Notes beneficially owned by Wood River and (ii) 6,720 Public Shares held by Spring Creek. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficial ownership of Spring Creek and Wood River.
  
  The percentage reflected in Row 11 in the table above is calculated using 37,579,871 Public Shares deemed outstanding as of January 16, 2025, including (i) 35,603,217 Public Shares outstanding as of January 16, 2025, as provided to the Reporting Persons by the Issuer, and (ii) 1,976,654 Public Shares issuable upon conversion of the Convertible Notes.

## Item 1. Issuer
Name of issuer: Li-Cycle Holdings Corp.
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, ONTARIO, CANADA , M5J 1A7.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed by Spring Creek Capital, LLC ("Spring Creek"), Wood River Capital, LLC ("Wood River"), SCC Holdings, LLC ("SCC"), KIM, LLC ("KIM"), Koch Investments Group, LLC ("KIG"),
Koch Investments Group Holdings, LLC ("KIGH"), Koch Companies, LLC ("KCLLC"), and Koch, Inc. (each a "Reporting Person," and collectively, the "Reporting Persons"). Each of Spring Creek and Wood River is beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC, and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

Koch, Inc., KCLLC, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Public Shares held by Spring Creek and Wood River by virtue of (i) Koch, Inc.'s beneficial ownership of KCLLC, (ii) KCLLC's beneficial ownership of KIGH, (iii) KIGH's beneficial ownership of KIG, (iv) KIG's beneficial ownership of KIM, (v) KIM's beneficial ownership of SCC and (vi) SCC's beneficial ownership of each of Wood River and Spring Creek. The information contained in the Schedule 13G shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, KCLLC, or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by the Schedule 13G.
Address of principal business office or, if none, residence: The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220.
Citizenship: The response to Row 4 of each cover page is incorporated herein by reference for each Reporting Person's citizenship.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of each cover page.
Percent of class: See Row 11 of each cover page.
Sole power to vote or to direct the vote: See Row 5 of each cover page.
Shared power to vote or to direct the vote: See Row 6 of each cover page.
Sole power to dispose or to direct the disposition: See Row 7 of each cover page.
Shared power to dispose or to direct the disposition: See Row 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Spring Creek Capital, LLC: Raffaele G. Fazio, Vice President and Secretary (01/24/2025)
- Wood River Capital, LLC: Raffaele G. Fazio, Vice President and Secretary (01/24/2025)
- Koch, Inc.: Raffaele G. Fazio, Assistant Secretary (01/24/2025)